April 21, 2010

Via Edgar and Federal Express

Celeste M. Murphy Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010

Re:	China Intelligent Lighting and Electronics, Inc.
Form S-1/A filed on March 30, 2010
File No. 333-164925

Ladies and Gentlemen:

On behalf of China Intelligent Lighting and Electronics, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to the registration statement on Form S-1/A that was originally filed on February 16, 2010 (“Original Filing”), as amended by amendment No. 1 filed on March 30, 2010 (“Amendment No.1”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1..

Based upon the Staff’s review of Amendment No. 1, the Commission issued a comment letter dated April 6, 2010.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.
Comment:  Please update your financial statements to include audited financial statements for the year ended December 31, 2009.  See Rule 8-08 of Regulation S-X.  Also, update your management’s discussion and analysis as required by Item 303 of Regulation S-K.

Response:  We respectfully note your comment and have updated the financial statements to include as of and the year ended December 31, 2009.  Management’s Discussion and Analysis has also been updated accordingly.

Prospectus Cover Page

2.
Comment:  We note your disclosure on page 2 that the amounts of share and warrant cancellations in the share exchange were negotiated based on the value of China Intelligent and the value of the shell company.  Please explain in more detail how the shell company was valued and the extent to which the services provided by WestPark were considered as part of this valuation.

Response:  We respectfully note your comment and have expanded the disclosure to include, but not be limited to, disclosures regarding the value of the shell being derived from its timely public reporting status and that the services provided by WestPark was not a consideration in the value of the shell or the number of shares and warrants subject to cancellation in the share exchange transaction.

Celeste M. Murphy
April 21, 2010

Risk Factors, page 7

3.	Comment: Please supplementally provide us with a copy of the non-binding memorandum of cooperation with Hyundai Cooperation effective January 1, 2009.

Response:  We respectfully note your comment and have supplementally provided to you as Exhibit A to this response letter a copy of the non-binding memorandum understanding of cooperation and an English translation.

Use of Proceeds, page 32

4.
Comment:  We note that you intend to use approximately one-third of the proceeds of this offering, or $6 million, for research and development activities focused on LED technologies.  Given that this amount is a significant increase  over historical research and development expenses, which were only $627,000 for the nine months ended September  30, 2009, please provide an analysis in your MD&A as to how these increased expenses are reasonably likely to  materially impact your results of operations in both the short-term and long-term.  Highlight any material risks and  uncertainties in connection with this strategy.

Response:  We respectfully note your comment and have revised the following disclosures to reflect the intended use  of proceeds from the offering in MD&A and other portions of the registration statement, including “Risk Factors--We  intend to make significant investments in new lighting products that may not be profitable” and “Business-Research  and Development”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Value Added Tax, page 40

5.
Comment:  We note that Ms. Li did not have a direct relationship to your receipt of the 4% simplified VAT.  Please disclose whether she had any material relationship to your receipt of the simplified VAT.  If not, explain the process by which you obtained the lesser VAT rate.  Further, explain the process whereby “Ms. Li agreed with the Company to indemnify it against losses if [y]our reduced 4% simplified VAT rate was revoked.”  Please disclose why Ms. Li would make such agreement, by whom she was asked to make such agreement, and how her indemnification of the potential losses “facilitate” the completion of the Share Exchange.

Response:  We respectfully note your comment and have revised the disclosures to indicate that Ms. Li did not have a  material relationship to the Company’s receipt of the 4% simplified VAT and describe the process through which the  indemnification arrangement was reached.

Management, page 66

The Board of Directors and Committees, page 67

6.	Comment: If you believe any exception to the NYSE Amex Listing standards related to director independence and committees will be applicable following the offering, please disclose the exception.

Response:  We respectfully note your comment and have revised the disclosure to indicate that the Company is not eligible to use any exception to the NYSE Amex Listing standards related to director independence and committees.

Shares Eligible for Future Sale, page 81

7.
Comment:  We note your response to comment 25 in our letter dated March 11, 2010.  However, we are still unable to locate in your exhibit index the agreements containing the lock-up provisions applicable to securities owned by Ms. Li and her designees and securities owned by the shareholders of SRKP prior to the share exchange.  Please tell us where these agreements are filed.

Response:  We respectfully note your comment and inform you that Ms. Li and her designees have not yet entered into the lock-up agreement.  Ms. Li and her designees will enter into a lock-up agreement for 24 months from the closing of the public offering, pursuant to the underwriting agreement that will be entered into by and between the Company and the underwriters.  A form of the lock-up agreement that Ms. Li and her designees will enter into will be attached as an exhibits to the Underwriting Agreement, which will be attached as Exhibit 1.1 in amendment no. 3 to the registration statement on Form S-1.

Celeste M. Murphy
April 21, 2010

Reports of Independent Registered Public Accounting Firm, pages F-2 and F-3

8.	Comment: We note your response to comment 26 in our letter dated March 11, 2010 and have the following additional comments.

•	Please describe for us the types of procedures or services performed by the “four contractors of Chinese decent”.

•	Discuss in more detail how the Chinese speaking staff from the US office supervised the work performed by the contractors.

•	Discuss the qualifications of the Chinese contractors and the extent of their knowledge of US GAAP and PCAOB Standards;

•
You indicate in your response that “The auditors have communicated to the Company in Chinese, translated the accounting records in English and made sure the accounting records met the U.S. GAAP requirements.”  It appears that the auditors may have been involved in the preparation of the financial statements and have given their audit report on such financial statements.  Tell us how you evaluated whether Kempisty & Company, your auditors, provided non-audit services as described in Rule 2.01.3 (c) (4) of Regulation S-X.

Response:  We respectfully note your comment and inform you that, in response to Comment No. 26 in the  Commission’s original comment letter dated March 10, 2010, the Company discussed Comment No. 26 and prepared  the response to such comment. The Company believes that it may have not fully and accurately communicated  Kempisty & Company’s response to the Commission’s Comment No. 26.  In order to avoid any miscommunication in  the Company’s transmission of the response from Kempisty & Company to the Commission, the Company has  provided your Comment No. 8 of the comment letter to Kempisty & Company and Kempisty & Company has  provided the response below:

“Our contract auditors have worked with us for more than two years and part of their role is to perform the procedures we deem appropriate under our direction generally tailored from the Practitioner’s Publishing Company audit program library for the specific audit engagement. The original response should have stated the following: The contractors in China are native speakers who communicate with the Company in Chinese and perform the procedures that we deem appropriate under the supervision of members of our audit firm. The contractors are college graduates with majors in accounting and finance and have audit experience. The audit procedures are formulated to determine if in all material respects the Chinese records and financial statements meet the requirements of US GAAP. At no time do the auditors prepare the financial statements except to the normal extent of advising the Company that they should consider revisions to meet the requirements of US disclosure or improve the readability of those disclosures. The financial statements are prepared by the client and the general ledger and trial balances are in Chinese. Our staff translates these into English for our work papers.

Our contractors are well versed in US GAAP and the requirements of the PCAOB and their work is reviewed in detail by members of our firm. They meet the requirements of the PCAOB to be properly trained, and are qualified to perform the engagement under the supervision of a US-based CPA. We have concluded that these services are not classified as non-audit services.”

9.
Comment:  It appears that the auditor’s report should be dual dated to cover the Note 18- Subsequent Events reverse stock split and other changes in the notes to the financial statements that occurred subsequent to their audit report date.

Celeste M. Murphy
April 21, 2010

Response: We respectfully note your comment and have communicated with the auditors, which have revised the date of the Report.

Please do not hesitate to contact the undersigned at (310) 552-5083 with any questions.

Sincerely,

/s/  Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc:	Li Xuemei, China Intelligent Lighting and Electronics, Inc.
John Harrington, U.S. Securities and Exchange Commission

Exhibit A

[TRANSLATED FROM CHINESE TO ENGLSH]

Memorandum of Cooperation Intent

No.: NB2-MOU081001-JS01

Hyundai Corporation intends to assign Hyundai Light & Electric (HZ) Co., Ltd. as agent in China for HYUNDAI (Korea HYUNDAI BRAND) – Electrics and Lighting products.

Effective date: Jan 01, 2009 to Dec 31, 2018

Hyundai Corporation	Hyundai Light & Electric (HZ) Co., Ltd.

__[SIGNED AND STAMPED___	__[SIGNED AND STAMPED___